SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377 and 333-116964.

                                 RADVision Ltd.

6-K Items

     1. RADVision Ltd. Proxy Statement for Annual General Meeting to be held June 18, 2006.

     2.   RADVision Ltd. Proxy Card.

                                                                          ITEM 1

                                 RADVISION LTD.
                           24 Raoul Wallenberg Street
                             Tel Aviv 69719, Israel
                               Tel: 972-3-767-9360
                                  May 14, 2006
              NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS


RADVISION Ltd. Shareholders:

         We cordially invite you to the 2006 Annual General Meeting of Shareholders of RADVISION Ltd., to be held at 10:00 a.m. (Israel time) on Sunday, June 18, 2006, at our offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

     1. To reelect Andreas Mattes as a Class B director to serve until our 2009 Annual General Meeting of Shareholders;

     2. To elect two outside directors for three-year terms each expiring at our 2009 Annual General Meeting of Shareholders;

     3.   To approve the remuneration of Ms. Liora Lev, an outside director;

     4. To ratify the reappointment of Kost Forer Gabbay & Kasierer, registered independent public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2006, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services;

     5. To review and discuss our Directors' Annual Report to Shareholders, auditor's report and consolidated financial statements for the year ended December 31, 2005; and

     6. To transact such other business as may properly come before the annual general meeting or any adjournment thereof.

         Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

         Shareholders of record at the close of business on May 9, 2006 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors

                                            /s/ Zohar Zisapel
                                            Zohar Zisapel, Chairman

                                 RADVISION LTD.
                           24 Raoul Wallenberg Street
                             Tel Aviv 69719, Israel
                               Tel: 972-3-767-9360

                                 PROXY STATEMENT

                   2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADVISION Ltd. to be voted at the 2006 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Sunday, June 18, 2006, at our offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

         This Proxy Statement, the attached Notice of 2006 Annual General Meeting and the enclosed proxy card, as well as our 2005 Annual Report to Shareholders, including our audited financial statements, are being mailed to shareholders on or before May 14, 2006.

Purpose of the Annual General Meeting

         At the Meeting, shareholders will be asked to vote upon the following matters: (i) reelection of Andreas Mattes as a Class B director to serve until our 2009 Annual General Meeting; (ii) election of two outside directors for three-year terms each expiring at our 2009 Annual General Meeting of Shareholders; (iii) approval of the remuneration of Ms. Liora Lev, an outside director; and (iv) ratification of the reappointment of Kost Forer Gabbay & Kasierer, registered independent public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2006, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services. In addition, our Directors' Annual Report to Shareholders, auditor's report and consolidated financial statements for the year ended December 31, 2005 will be reviewed and considered at the Meeting.

         We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

         Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on May 9, 2006, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

         Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and outside director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers or other record holders, will not be counted for quorum or voting purposes.

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

         You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Company Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

         As of May 9, 2006, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 22,200,364 ordinary shares. Each ordinary share entitles the holder to one vote.

         The presence of at least two shareholders, holding at least one-third (1/3) of our issued share capital, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

         I. REELECTION OF ANDREAS MATTES AS A CLASS B DIRECTOR TO SERVE
              UNTIL OUR 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           (Item 1 on the Proxy Card)

         In accordance with our Articles of Association, our Board of Directors is divided into three classes (other than outside directors), each consisting of a number of directors equal as nearly as practicable to one-third of the total number of non-outside directors. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three-years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our Board of Directors, except the outside directors (as detailed in Item II below) may be reelected upon completion of their term of office. In the intervals between annual general meetings of the company, our Board of Directors may elect new directors, whether to fill vacancies or in addition to those of their body, provided that the total number of directors will not at any time exceed any maximum number.

         Messrs. Dan Barnea and Gadi Tamari, our former Chief Executive Officer, were elected to serve as Class A directors until our 2008 annual general meeting of shareholders. Mr. Tamari resigned from the position of Chief Executive Officer and director effective as of December 31, 2005. Mr. Andreas Mattes was elected to serve as a Class B director to serve until our 2006 annual general meeting of shareholders. Messrs. Zohar Zisapel and Efraim Wachtel were elected to serve as Class C directors until our 2007 annual general meeting of shareholders.

         Our directors, other than our outside directors (see Item II below), are nominated by a majority of our independent directors, as such term is defined under NASDAQ Marketplace Rules. Our independent directors met in executive sessions and have proposed the reelection of Mr. Andreas Mattes to serve as a Class B director for an additional term of three years until the annual general meeting of shareholders to be held in 2009 or until his successor is elected and qualified.

         In the event that such named director nominee would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by the independent directors of our company and ratified by our Board of Directors. We do not have any understanding or agreement with respect to the future election of the named nominee.

         Set forth below is information about the nominee, including principal occupation, business history and other directorships held (if any).

         Andreas Mattes has served as a director of our company since February 2000. Since April 1999, Mr. Mattes has served as the president of enterprise networks of Siemens ICN. From October 1998 until April 1999, Mr. Mattes served as the president of central sales of Siemens ICN. From June 1997 until October 1998, Mr. Mattes served as the president of international sales of Siemens PN. From January 1996 until June 1997, Mr. Mattes served as the vice president of product management of Siemens PN. From October 1985 until January 1996, Mr. Mattes held various sales, marketing and business administration positions at Siemens.

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect the nominee for director.

         The Board of Directors recommends a vote FOR the election of the nominee for Class B director.

         For the biographies of the directors continuing in office (other than outside directors, see Item II below), see Item 6.A. "Directors, Senior Management and Employees -- Directors and Senior Management" of our Annual Report on Form 20-F for the year ended December 31, 2005 (filed with the U.S. Securities and Exchange Commission on April 4, 2006), which may be viewed on our website at www.radvision.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.

                      II. ELECTION OF TWO OUTSIDE DIRECTORS
                           (Item 2 on the Proxy Card)

         The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time. In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of a company's board of directors are of the same gender, then at least one outside director must be of the other gender.

         According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006 at least one of the outside directors must be an accounting and financial expert and all other outside directors must be professional experts, as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to the March 2005 amendment, however a company can not renew the appointment of any such outside director for an additional term unless the outside director is (i) an accounting and financial expert or (ii) a professional expert and at the time the appointment is to be renewed, an outside director who is an accounting and financial expert serves on the board of directors and such other number of directors who are accounting and financial experts serve on the board of directors as determined by the board of directors of the company.

         Outside directors are elected by the shareholders. Outside directors serve for an initial three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outsider director violates his or her duty of loyalty to the company.

         Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors.

         Prof. Liora Katzenstein was reelected to serve as an outside director of our company at our 2003 annual general meeting of shareholders for one additional three-year term until December 2006, following which the service of Prof. Liora Katzenstein as an outside director may not be extended. Mr. Joseph Atsmon was elected to serve as an outside director of our company at our 2003 annual general meeting of shareholders for an initial three-year term until April 2006, following which the service of Mr. Joseph Atsmon as an outside director may be renewed for only one additional three-year term.

         Accordingly, at the Meeting, shareholders will be asked to reelect Mr. Joseph Atsmon as an outside director of our company for one additional three-year term until our 2009 annual general meeting of shareholders or until his successor is elected and qualified. At the Meeting, shareholders will also be asked to elect Ms. Liora Lev as an outside director of our company for an initial three-year term, effective upon the expiration of the service of Prof. Liora Katzenstein as an outside director on December 1, 2006 and until our 2009 annual general meeting of shareholders or until her successor is elected and qualified. Our Board of Directors has determined that Mr. Joseph Atsmon and Ms. Liora Lev each qualifies as an outside director within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Mr. Joseph Atsmon qualifies as an accounting and financial expert and that Prof. Liora Katzenstein and Ms. Liora Lev both qualify as professional experts, as such terms are defined by regulations promulgated under the Israeli Companies Law.

         Set forth below is information about each of the nominees for outside director, including principal occupation, business history and other directorships held (if any).

         Joseph Atsmon has served as an outside director of our company since June 2003. Since July 2001, Mr. Atsmon has served as a member of the board of directors and audit committee of Nice Ltd. and Ceragon Networks Ltd. and currently also serves as a member of the board of directors, audit committee and compensation committee of VocalTec Communications Ltd. From July 2001 until November 2002, Mr. Atsmon served as Chairman of Discretix Ltd. From 1995 until 2000, Mr. Atsmon served as chief executive officer of Teledata Communication Ltd., a public company acquired by ADC Telecommunication Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them as division president and corporate vice president for Business Development. Mr. Atsmon received a B.Sc. in Electrical Engineering, summa cum laude, from the Technion, Israel Institute of Technology.

         Liora Lev is the founder and has served as general partner of Ascend Technology Ventures since 1999. Of the portfolio companies of Ascend Technology Ventures, Ms. Lev currently serves as chairperson of Columbus Application Provider and as a member of the board of directors of SintecMedia Ltd., Intellinx Ltd. and Can-Fite BioPharma Ltd. (publicly traded on the Tel Aviv Stock Exchange). From 1994 until 2000, Ms. Lev served as Commissioner of the Israel Securities Authority and as a member of the Israeli Accounting Standards Board. From 1992 until 1998, Ms. Lev served as chief financial officer and was in charge of the chief information officer of Ashtrom Group. Ms. Lev is a certified public accountant in Israel, with over 20 years of experience in business management, information systems management and finance of public and private companies. Ms. Lev holds a B.A. in Accounting and Economics and a M.Sc. in Management Science, specializing in information systems, both from Tel Aviv University. Ms. Lev is also a graduate of the Advanced Management Program, Harvard Business School.

         The election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company. As of the date hereof, we do not have any controlling shareholders within the meaning of the Israeli Companies Law.

         We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an outside director. In the event that either of the named nominees for outside director would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be nominated by the independent directors of our company and ratified by our Board of Directors.

         The Board of Directors recommends a vote FOR the election of each of the nominees for outside director.

Outside Director Continuing in Office Until December 2006

         Prof. Liora Katzenstein was elected in December 2000 to serve as an outside director of our company for an initial term of three years and was reelected to serve as an outside director of our company at our 2003 annual general meeting of shareholders for one additional three-year term until December 2006. A brief biography of Prof. Liora Katzenstein follows.

         Liora Katzenstein specializes in business administration and entrepreneurship. In 1996, Prof. Katzenstein founded the Israel School of Entrepreneurial Management and Innovation (ISEMI) and serves as its president. Prof. Katzenstein has also served as a Senior Lecturer in various academic institutions in Israel and abroad including the Harvard Business School, Nanyang Technological University and the Technion, Israel Institute of Technology. Prof. Katzenstein currently serves as a director of RIT, Inc., Radware Ltd., OTI Inc. and Palafric Investments Ltd. In the past Prof. Katzenstein has served on the boards of directors of Clal Industries & Investments Ltd., Discount Issuers Ltd. and Amanat Ltd. and held various other academic and business related positions, including as a member of the Israeli governmental committee on start-up companies. During the last two decades Prof. Katzenstein has served as a faculty member and on the management of universities and management institutes both in Israel and abroad and has published numerous business articles in the Israeli professional press. Prof. Katzenstein has a 'License' and a Ph.D. in International Economics from the Graduate Institute of International Studies, University of Geneva, and an MALD in Law and Diplomacy from the Fletcher School of Law and Diplomacy, Tufts University.

       III. APPROVAL OF REMUNERATION OF MS. LIORA LEV, AN OUTSIDE DIRECTOR
                           (Item 3 on the Proxy Card)

         The remuneration of outside directors of an Israeli company is regulated by the Israeli Companies Law, the Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Regulations, and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended. Under the Israeli Companies Law and the Regulations, a company must pay its outside directors compensation in the form of an annual fee and a per meeting attendance fee in the manner set forth in the Regulations. Alternatively, instead of payment of the annual and per meeting attendance fees, a company may elect to compensate its outside directors in proportion to the compensation paid to the company's "other directors," within the meaning of the Regulations, provided that the company has at least two "other directors," such as our company. The term "other director" generally refers to a director who is not an outside director, a controlling shareholder, an employee or service provider of the company, an employee, director or service provider of an entity that is a controlling shareholder of the company or of an entity controlled by a controlling shareholder of the company, and a director who is not compensated by the company (compensation in the form of securities does not constitute compensation for these purposes). The proportionate compensation paid to the outside directors may not be less than the compensation paid to any "other director" nor may it exceed the average compensation paid to all of the "other directors," and shall be paid at the same time that compensation is paid to the "other directors." A company may also reimburse an outside director for certain expenses set forth in the Regulations.

         In addition, a company may pay its outside directors compensation in the form of shares or rights to purchase shares of the company. Such securities must be granted within the framework of a benefit plan for all of the company's officers and directors that are not outside directors, except that directors who are controlling shareholders may be excluded from the grant of such securities. The amount of securities granted to outside directors and the conditions of grant (including, among other things, vesting terms, exercise price and exercise terms) may not be less than those granted to any "other director" nor may they exceed the average amount of securities and their conditions granted to all of the "other directors." For this purpose "other director" means a director that does not receive any other compensation from the company including in the form of securities.

         A nominee for outside director must be informed of the compensation to be paid by the company (and in the case of a grant of securities, also the terms of grant) prior to the nominee's consent to serve in such capacity, and such compensation may not be changed during any three-year term of service as an outside director. Also, the compensation paid to each of a company's outside directors must be the same, regardless of the form of compensation. However, at the time a new outside director is appointed, a company may decide that at the end of the term of a serving outside director, the new outside director will receive compensation that is less than the serving outside director, provided that the nominee for outside director will be informed of such new compensation prior to the nominee's consent to serve in such capacity.

         Subject to the election of Ms. Liora Lev as an outside director for an initial three-year term (see Item II) and shareholder approval of this Item III, our independent directors and Board of Directors have elected to pay to her, effective as of her appointment as an outside director and for the duration of her service in such capacity, compensation in the form of a proportionate fee and to set the amount of such fee at zero.

         In addition, subject to the election of Ms. Liora Lev as an outside director for an initial three-year term (see Item II) and shareholder approval of this Item III, our independent directors and Board of Directors have approved to pay to her, effective as of her appointment as an outside director and for the duration of her service in such capacity, compensation in the form of a grant of options to purchase 30,000 of our ordinary shares. In accordance with the terms of grant, the options are exercisable at a purchase price equal to the closing price of our ordinary shares on the NASDAQ National Market on the last trading date prior to December 1, 2006 (the effective date of Ms. Lev's appointment as an outside director). The options shall vest on a quarterly basis over a period of four years, in sixteen equal quarterly increments, commencing on March 1, 2007 (four months after Ms. Lev's appointment as an outside director), and are exercisable until Ms. Lev's resignation or the termination of her position as a director of our company, at which time any options that have not previously been exercised will expire.

         Accordingly, it is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, subject to and effective as of the appointment of Ms. Liora Lev as an outside director and for the duration of her service in such capacity, to pay to her compensation in the form of a proportionate fee and to set the amount of such fee at zero; and

         FURTHER RESOLVED, subject to and effective as of the appointment of Ms. Liora Lev as an outside director and for the duration of her service in such capacity, to pay to her compensation in the form of a grant of options to purchase 30,000 ordinary shares. The terms of such option grant, including the exercise price, shall be as described in the Proxy Statement for the 2006 Annual Meeting of Shareholders."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required for the approval of the foregoing resolutions.

         The Board of Directors recommends a vote FOR the foregoing resolutions.

                 IV. RATIFICATION OF APPOINTMENT OF INDEPENDENT
                         REGISTERED PUBLIC ACCOUNTANTS
                           (Item 4 on the Proxy Card)

         Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered independent public accountants, a member of Ernst & Young Global, as our independent public accountants in July 2002 and has reappointed the firm as our independent public accountants since such time.

         At the Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending 2006, pursuant to the recommendation of our Audit Committee and Board of Directors. At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent registered public accountants in accordance with the volume and nature of their services. With respect to fiscal year 2005, we paid Kost Forer Gabbay & Kasierer approximately $159,000 for audit services, approximately $34,000 for tax-related services and approximately $10,500 for other services mainly related to implementation of incentive laws in Israel.

         The following resolution will be offered by our Board of Directors at the Meeting:

         "RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of RADVISION Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2006; and further resolved to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services."

         If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit

Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm. The engagement of a new independent registered public accounting firm for year 2006 will be subject to approval by our shareholders at our 2007 Annual Meeting of Shareholders.

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

         V. REVIEW AND DISCUSSION OF DIRECTORS' REPORT, AUDITOR'S REPORT
            AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY
                      FOR THE YEAR ENDED DECEMBER 31, 2005

         At the Meeting, our Directors' Annual Report to Shareholders, auditor's report and the audited Consolidated Financial Statements for the year ended December 31, 2005 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

                                VI. OTHER MATTERS

         The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.


                                            By Order of the Board of Directors,

                                            /s/ Arnold Taragin
                                            Arnold Taragin, Company Secretary

                                                                          ITEM 2

                                 RADVISION LTD.
                           24 Raoul Wallenberg Street
                             Tel Aviv 69719, Israel

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Arnold Taragin and Tsipi Kagan, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all Ordinary Shares, par value NIS 0.1 per share, of RADVISION Ltd., or the Company, which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Sunday, June 18, 2006 at 10:00 a.m. (Israel time) at the principal offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 4 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE NOMINEE FOR CLASS B DIRECTOR NAMED IN ITEM 1 AND THE TWO NOMINEES FOR OUTSIDE DIRECTOR NAMED IN ITEMS 2A AND 2B. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

                  (Continued and to be signed on reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                 RADVISION LTD.

                                  June 18, 2006

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
   THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL OF THE PROPOSALS BELOW.
         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

     (1) To elect one (1) director as a Class "B" director of the Company to serve until the 2009 Annual General Meeting of Shareholders.

     [ ]  FOR THE NOMINEE                             NOMINEE:
                                                      ANDRES MATTES
     [ ] WITHHOLD AUTHORITY FOR THE NOMINEE


     (2A) To elect Joseph Atsmon as an outside director for a three-year term expiring at the Company's 2009 Annual General Meeting of Shareholders.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN


     (2B) To elect Liora Lev as an outside director for a three-year term expiring at the Company's 2009 Annual General Meeting of Shareholders.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN


     (3)  To authorize remuneration for Ms. Liora Lev, an outside director.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN


     (4) To ratify the reappointment of Kost Forer Gabbay & Kasierer, registered independent public accountants, a member of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2006, and to authorize the Company's Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                   (Registrant)



                                By /s/Arnold Taragin
                                   -----------------
                                   Arnold Taragin
                                   Corporate Vice President and General Counsel



Date:  May 15, 2006